UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SILICON LABORATORIES INC.

(Exact name of registrant as specified in its charter)

Delaware	000-29823	74-2793174
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

400 West Cesar Chavez, Austin, TX                                        78701

(Address of principal executive offices)                             (Zip Code)

John C. Hollister                                                (512) 416-8500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

On May 28, 2015, Silicon Laboratories Inc. (“Silicon Laboratories”) issued its Conflict Minerals Report for the calendar year ended December 31, 2014. Such report is filed herewith as Exhibit 1.01 and is also available in the Investor Relations section of Silicon Laboratories’ website under “Corporate Governance” at www.silabs.com. Silicon Laboratories’ website and the information contained therein or connected thereto are not intended to be incorporated into this Report on Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2014 is filed as Exhibit 1.01.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SILICON LABORATORIES INC.

May 28, 2015	/s/ John C. Hollister
Date	John C. Hollister
Senior Vice President and Chief Financial Officer